UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the "Company")

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders (“AGM”) will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2018 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Friday, March 29, 2019, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room #2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported

Agendum 1: Audit results, Business reports and Management’s report on Internal Control over Financial Reporting for the Fiscal Year 2018 (from January 1, 2018 to December 31, 2018)

b) Agenda to be proposed for resolution

Agendum	1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2018
2: Approval of Appointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2019

Agendum 1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2018

<Summary of Non-consolidated Financial Statements>

	2017	2018		2017	2018
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	111,417	106,005	Revenues	119,423	198,698
Total liabilities	66,384	28,217	Operating Income	13,676	40,451
Capital stock	3,474	3,474	Income before income tax	13,922	35,139
Total shareholders’ equity	45,033	77,788	Net Income(loss)	12,982	32,677

<Summary of Consolidated Financial Statements1)>

	2017	2018		2017	2018
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	115,883	173,174	Revenues	141,623	286,770
Total liabilities	71,885	97,622	Operating Income	14,138	33,889
Capital stock	3,474	3,474	Income before income tax	14,458	34,439
Total shareholders’ equity	43,998	75,552	Net Income	13,314	31,386

1) The consolidated subsidiaries as of December 31, 2018 are NeoCyon, Inc., Gravity Interactive, Inc., Gravity Entertainment Corporation, and Gravity Communications Co., Ltd.

Agendum 2: Approval of Appointment of Directors

- 6 persons were nominated for reappointment as the terms expire in March 2019 and 1 person was nominated for appointment:

Name	Major experience	Memo
Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)

NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)

Gravity Interactive, Inc., Director (2014-present)

Gravity Communications Co., Ltd., Director (2018-present)

Gravity Games Corporation, Director (2010-2018)

GungHo Online Entertainment, Inc., General Manager, GV Business Division(Formerly known as International Business Division) (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Reappointment
Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)

NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-present)

Gravity Communications Co., Ltd., Chief Executive Officer (2018-present)

Gravity Games Corporation, Director (2010-2018)

GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division(Formerly known as International Business Division) (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Reappointment
Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)

SUPERTRICK GAMES,Inc., President (2018-present), Director(2013-2018)

Grasshopper Manufacture, Inc., Director (2018-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

High School affiliated with Chiba University of Commerce (1992)

Reappointment
Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)

Gungho Online Entertainment Asia Pacific PTE. Ltd., Director(2014-present)

SUPERTRICK GAMES,Inc., Director (2013-present)

Grasshopper Manufacture, Inc., Director (2018-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Acquire Corp., Auditor (2011-2015), Director (2015-Present)

GAME ARTS Co.,Ltd., Director(2017-present)

PlayPhone,Inc., Director(2015-present)

GungHo Gamania Co., Ltd., Director(2015-present)

Kyushu Sangyo University, B. Com.(1987)

Reappointment
Name	Major experience
Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)

Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)

Shanghai International Arbitration Center, Arbitrator (2013-present)

The Korean Commercial Arbitration Board, Arbitrator (2011-present)

The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)

Seoul National University, LL.B. (1985)

Reappointment

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Merry Year International, Director (2014-present)

Samhasa GP, Representative Partner (2007- present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

INSEAD, MBA (1995)

Waseda University, M.A. in Commerce (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Reappointment
Yong Seon Kwon

Jeonghyeon Tax Services Company, Director (2019-present)

Sokcho Tax office, Taxpayer Advocate Manager (2015-2018)

Jungbu Regional Tax office, Litigation Officer (2012- 2014)

Jungbu Regional Tax office/ Bucheon Tax Office, Team Manager (2010-2012)

Suwon Tax office/ National Tax Service, Investigator (2000-2009)

Seocho Tax office / Anyang, Ansan Tax office, Investigator (1992-2000)

Guro, Sogong Tax office / Gangseo Tax office, Investigator (1983-1992)

University of Seoul, B.A. in Accounting (1986)

Appointment

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2019

- For 2019, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 8, 2019